UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BUCA, INC.

(Name of Subject Company)

BUCA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

117769109

(CUSIP Number of Class of Securities)

John T. Bettin

Chief Executive Officer and President

BUCA, Inc.

1300 Nicollet Mall, Suite 5003

Minneapolis, Minnesota 55403

(612) 288-2382

(Name, Address and Telephone Numbers of Person Authorized to Receive Notice and

Communications on Behalf of the Person Filing Statement)

Copies to:

Douglas P. Long

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

Phone: (612) 766-7000

Fax: (612) 766-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented with the addition of the following at the end of Item 8:

On September 15, 2008, Planet Hollywood announced that the Purchaser had extended the subsequent offering period of the Offer to 12:00 Midnight, New York City time, on Tuesday, September 23, 2008, unless the Offer is further extended pursuant to and in accordance with the Merger Agreement.

The subsequent offering period had been previously scheduled to expire at 12:00 Midnight, New York City time, on Friday, September 12, 2008. Based on information provided Wells Fargo Bank, N.A., as the Depositary, as of such time, an aggregate of approximately 18,387,702 Shares (including 2,371 Shares subject to guarantees of delivery) were validly tendered and not withdrawn pursuant to the Offer, representing approximately 86% of the outstanding Shares.

The full text of a press release issued by Planet Hollywood announcing the extension of the Offer has been filed as Exhibit (a)(1)(H) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 12, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(1)(F)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to the Schedule 14D-9).

(a)(1)(G)	Press Release issued by Planet Hollywood on September 10, 2008 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO/A filed on September 10, 2008).

(a)(1)(H)	Press Release issued by Planet Hollywood on September 15, 2008 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO/A filed on September 15, 2008).

(a)(2)(A)	Letter to Shareholders from the Chief Executive Officer of BUCA dated August 12, 2008.*

(a)(5)(A)	Press Release issued by the Company on August 5, 2008 (incorporated by reference to the Schedule 14D-9 filed by the Company on August 5, 2008).

(a)(5)(B)	Opinion of Piper Jaffray & Co., to the Board of Directors of BUCA, Inc., dated August 1, 2008 (incorporated by reference to Annex II attached to the Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of August 12, 2008, between BUCA, Planet Hollywood and the Purchaser (incorporated by reference to Exhibit 2.1 to the 8-K filed by the Company on August 11, 2008).

(e)(2)	BUCA, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 28, 2007.)

(e)(3)	Confidentiality Agreement, dated as of February 19, 2008, between BUCA, Inc. and Bay Harbour Management, L.C.*

(e)(4)	Credit Agreement, dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories hereto and the Purchaser (incorporated by reference to Exhibit 10.1 to the 8-K filed by the Company on August 11, 2008.)

(e)(5)	Warrant to Purchase Common Shares of BUCA dated as of dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories hereto and the Purchaser (incorporated by reference to Exhibit 10.2 to the 8-K filed by the Company on August 11, 2008.)

*Previously	filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUCA, Inc.

Date: September 15, 2008	By:	/s/ John T. Bettin
	Name:	John T. Bettin
	Title:	President and Chief Executive Officer